UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2001

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN. IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

COMPUTER NETWORK TECHNOLOGY CORPORATION
401(K) SALARY SAVINGS PLAN

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

COMPUTER NETWORK TECHNOLOGY CORPORATION
6000 NATHAN LANE NORTH
MINNEAPOLIS, MN 55442
763-268-6000

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	THE COMPUTER NETWORK TECHNOLOGY CORPORATION 401(k) SALARY SAVINGS PLAN (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

COMPUTER NETWORK TECHNOLOGY CORPORATION
401(K) SALARY SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Sponsor
Computer Network Technology Corporation

401(k) Salary Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation
401(k) Salary Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
May 15, 2002 (except for the second paragraph of Note F as to which the date is June 12, 2002)

Computer Network Technology Corporation
401(k) Salary Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2001	2000

Cash	$485	$—
Investments
Fair value	32,941,107	7,413,738
Estimated fair value	455,087	21,093,703
Contract value	—	3,224,794

	33,396,194	31,732,235
Receivables
Participant elective deferral contributions	93,651	104,027
Employer match contributions	9,909	809,700

	103,560	913,727

NET ASSETS AVAILABLE FOR BENEFITS	$33,500,239	$32,645,962

The accompanying notes are an integral part of these statements

Computer Network Technology Corporation
401(k) Salary Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2001	2000

ADDITIONS
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$(4,379,764)	$952,989
Interest and dividends	275,371	223,428

	(4,104,393)	1,176,417
Contributions
Participant elective deferrals	4,451,892	3,864,059
Employer match	1,765,634	817,700
Participant rollovers	999,618	1,276,053

	7,217,144	5,957,812

Total additions	3,112,751	7,134,229
DEDUCTIONS
Benefits paid to participants	(2,258,474)	(3,421,159)

Net increase	854,277	3,713,070
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	32,645,962	28,932,892

End of year	$33,500,239	$32,645,962

The accompanying notes are an integral part of these statements

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

Valuation of Investments

The Computer Network Technology Corporation Common Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year. Participant loans are valued at the estimated fair value of the loan.

Prior to December 31, 2001, assets could also be invested in various mutual funds held in Connecticut General Life Insurance Company’s (CIGNA) separate accounts. Such assets are stated at estimated fair value as determined by CIGNA based upon the fair value of the funds’ underlying assets. Income from these funds represents the Plan’s share of income from the separate accounts.

Prior to December 31, 2001, assets could also be invested in the CIGNA Charter Guaranteed Long-Term Fund, which was a guaranteed investment contract held with CIGNA. Such assets are stated at contract value, which approximates fair value. The crediting interest rate and average yield for the guaranteed fund was 5.65% and 5.9% for 2001 and 2000. The crediting interest rate is determined semi-annually by CIGNA based upon market conditions.

At December 31, 2001, all funds except for the common stock of the Plan Sponsor and participant loans were liquidated and held in CIGNA’s money market cash equivalent account in preparation for the transfer of all assets to a new custodian in January of 2002. (See note F).

All investments are participant directed.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Plan and Administrative Expenses

All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment income. During 2001 and 2000, $48,079 and $48,853 of investment fees were paid by the Plan. Other administrative expenses, that are not offset by forfeitures of terminated participants’ non-vested amounts, are paid by the Plan Sponsor, Computer Network Technology Corporation.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in the fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

Benefits Paid to Participants

Benefits paid to participants are recorded by the Plan when paid.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE B – PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1991 and elective deferrals were first permitted beginning July 1, 1991. Effective January 1, 2000, the employer discretionary match contribution amount and the vesting schedule were modified. Effective January 1, 2001, the discretionary employer match contribution amount was increased and the timing of the contribution was modified from once annually to every payroll period.

Plan assets are held by a trustee, CG Trust Company.

Eligibility

All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least 1,000 hours of service in the first year are eligible to participate in the Plan beginning on the first day of the calendar quarter following one month of employment. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan.

Vesting

Participant elective deferral contributions are 100% vested regardless of length of service. Employer match contributions are 25% vested with one year of service, 50% vested with two years of service, 75% vested with three years of service, and 100% vested with four years of service.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE B – PLAN DESCRIPTION – Continued

Funding Policy

Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant’s eligible compensation, subject to limits established by law. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed on the first day of the calendar quarter.

Matching employer contributions are at the discretion of the Plan Sponsor. The contribution is 100% of participant elective deferral contributions, not to exceed a dollar amount, as determined by the employer.

Participants’ Accounts

Participants’ accounts are credited with their participant contributions (elective deferral and rollover), discretionary employer matching contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant’s account is not fully distributed at termination of service, a partial payment may be elected by the participant. If the participant’s vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the Agreement.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE B – PLAN DESCRIPTION – Continued

Plan Termination

Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant’s account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

Net Transfers Between Accounts and Funds

Assets of the Plan are held in various accounts and funds, as defined in the Plan summary. The Plan allows participants to direct their investments and to make transfers between these accounts and funds daily.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 2001 and 2000 were $455,087 and $546,114. Such loans bear interest at rates ranging from 6.50% to 10.50% and 7.00% to 10.50% at December 31, 2001 and 2000. Principal and interest for active participants are repaid ratably through payroll deductions.

Forfeitures

The Plan allows for forfeitures of terminated participants’ non-vested amounts to be transferred to the CIGNA Charter Guaranteed Long-Term Fund account at the time of the terminated participant’s distribution or after a five year break-in-service period. Prior to the five year break-in-service limit, the forfeitures are held in the respective funds in a time restricted account on behalf of the Plan Sponsor. The Plan Sponsor may use these funds to offset administrative expenses. Subsequent to December 31, 2001, the forfeiture balances were converted to a similar fund structure with the new custodian.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE C – INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets.

	December 31,

	2001	2000

CIGNA Money Market Fund, 25,180,247 and 0 units	$25,180,247	$-
Computer Network Technology Corporation Common Stock Fund, 436,248 and 257,310 shares	7,760,860	7,413,738
Janus Worldwide Account, 0 and 48,101 units	-	3,510,384
CIGNA Charter Guaranteed Long-Term Fund, 0 and 80,415 units	-	3,224,794
Fidelity Advisor Growth Opportunities Account, 0 and 48,799 units	-	3,200,412
CIGNA Charter Large Company Stock Index Fund, 0 and 44,861 units	-	3,085,393
Fidelity Advisor Equity Growth Account, 0 and 24,625 units	-	2,467,730
AIM Constellation Account, 0 and 37,983 units	-	1,702,518
CIGNA Charter Growth and Income Fund, 0 and 49,695 units	-	1,668,847

The Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

	Year ended December 31,

	2001	2000

Mutual Funds	$(3,466,671)	$(3,300,249)
Common Stock	(913,093)	4,253,238

	$(4,379,764)	$952,989

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE D – INCOME TAX STATUS

The Plan obtained its latest determination letter on December 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE E – PARTIES-IN-INTEREST

Certain Plan investments are separate accounts managed by CG Trust Company, affiliated with CIGNA, and therefore, these transactions qualify as party-in-interest.

The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest.

NOTE F – SUBSEQUENT EVENTS

On January 2, 2002, net assets of the Plan were transferred to Fidelity Management Trust Company, the new trustee and custodian of the Plan.

As of June 12, 2002, the fair value of the Plan’s investment in shares of Computer Network Technology Corporation common stock declined by approximately $3,800,000 from December 31, 2001.

SUPPLEMENTARY SCHEDULE

Computer Network Technology Corporation
401(k) Salary Savings Plan
EIN: 41-1356476
Plan No: 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

	(b) Identity of issue, borrower,	(c) Description of	(e) Current
(a)	lessor or similar party	investment	value

(*)	CG Trust Company	CIGNA Money Market Fund	$25,180,247
(*)	Computer Network Technology Corporation	Computer Network Technology Corporation Common Stock Fund	7,760,860
	Participant Loans	Interest ranging from 6.50% to 10.50%	455,087

			$33,396,194

(*) Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER NETWORK TECHNOLOGY CORPORATION 401(K) SALARY SAVINGS PLAN

BY:	COMPUTER NETWORK TECHNOLOGY CORPORATION PLAN ADMINISTRATOR

BY:	/s/ Gregory T. Barnum

Gregory T. Barnum
Chief Financial Officer

Date: June 17, 2002

EXHIBIT INDEX

Exhibit Page	Description

23.01	Consent of Independent Certified Public Accountants	Electronically Filed